Exhibit 3.1
PEROT SYSTEMS CORPORATION
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
1.	Name. The name of the Corporation is “Perot Systems Corporation”.

2.	Registered Office and Agent. The registered office of the Corporation in the State of Delaware is located at Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is Corporation Service Company.

3.	Purposes. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful business or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.	Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is 1,000 shares, par value $.01 per share, designated as Common Stock.

5.	Election of Directors. Directors of the Corporation need not be elected by written ballot.

6.	By-laws. The directors of the Corporation shall have the power to adopt, amend and repeal the By-laws of the Corporation.

7.	Indemnification. The Corporation shall indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan to the fullest extent permitted by applicable law (including the provisions of Section 145 of the DGCL). In addition, the board of directors of the Corporation shall have the power to cause the Corporation to indemnify any employee or agent of the Corporation to the fullest extent permitted by applicable law (including the provisions of Section 145 of the DGCL).

8.	Limitation on Personal Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (c) under Section 174 of the DGCL or

(d) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including any subsequent amendment to the DGCL.